UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________
Form SD
Specialized Disclosure Report

Finisar Corporation
(Exact name of registrant as specified in its charter)

Delaware	000-27999	94-3038428
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

1389 Moffett Park Drive, Sunnyvale, CA 94089
(Address of principal executive offices)

Josh Shinnick (408) 548-1000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015

1

Section 1. Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report

This Form SD of Finisar Corporation (the “Company”) is filed pursuant to Rule 13p‑1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1, 2015 to December 31, 2015.
The Company has determined that certain Conflict Minerals (as defined in Exhibit 1.01. Introduction) are necessary to the functionality or production of certain products manufactured by the Company and has reason to believe that, during the period covered by this report, certain of such conflict minerals potentially originated in the Democratic Republic of the Congo (“the DRC”) and/or one or more of the countries that share an internationally recognized border with the DRC. Accordingly, the Company has prepared a Conflict Minerals Report, a copy of which is attached hereto as Exhibit 1.01. The Conflict Minerals Report is also publicly available on the Company’s website at www.finisar.com.
Item 1.02. Exhibit

As noted in item 1.01, the Company is filing its Conflict Minerals Report as Exhibit 1.01 to this report.
Section 2. Exhibits
The following exhibits are filed as a part of this report:
Exhibit 1.01 - Conflict Minerals Report of Finisar Corporation
Exhibit 1.02 – List of Smelters

2

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: May 31, 2016
Finisar Corporation

By: /s/ Kurt Adzema
Kurt Adzema
Executive Vice President, Finance, and
Chief Financial Officer

3

Exhibit Index

Exhibit No.	Description
1.01	Conflict Minerals Report of Finisar Corporation
1.02	List of Smelters

4

Finisar Corporation
Conflict Minerals Report
For the reporting period from January 1, 2015 to December 31, 2015
Introduction
This Conflict Minerals Report (this “Report”) of Finisar Corporation has been prepared pursuant to Rule 13p‑1 and Form SD promulgated under the Securities Exchange Act of 1934 (collectively, the “Rule”) for the reporting period from January 1, 2015 to December 31, 2015.
The Rule requires disclosure of certain information when a registrant manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which are collectively referred to in this Report as “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo (“the DRC”), the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. For purposes of this Report, reference to “Finisar,” “we,” “our” or the “Company” mean Finisar Corporation and its subsidiaries. As further described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products for which certain Conflict Minerals are necessary to the functionality or production of those products.
The Company and its Products
The Company is a leading provider of optical subsystems and components that are incorporated by its customers into larger systems used in a variety of data communication and telecommunication applications.
Subsystem Products: The Company’s optical subsystems provide the fundamental optical-electrical, or optoelectronic, interface for interconnecting the equipment used in wireline and wireless communication networks, including switches, routers and servers. These products rely on the use of semiconductor lasers and photodetectors in conjunction with integrated circuits, or ICs, and optoelectronic packaging to provide a cost-effective means for transmitting and receiving digital signals over fiber optic cable at speeds ranging from less than 1 gigabit per second, or Gbps, to more than 100 Gbps, over distances of less than 10 meters to more than 2,000 kilometers. These optical subsystems include the following products:

•	Transmitters which use a laser plus direct or indirect modulation to convert electrical signals into optical signals for transmission over fiber optics;

•	Receivers which incorporate photodetectors and convert incoming optical signals into electrical signals;

•	Transceivers which combine both transmitter and receiver functions in a single device;

•	Transponders which include a data serializer-deserializer function that would otherwise reside in the customer’s equipment if a transceiver were used; and

•	Active Optical Cables that combine two transceivers and a fiber optic cable that are built into an integrated cable assembly.

The Company’s optical subsystem products support a wide range of network protocols, transmission speeds, fiber types, wavelengths, transmission distances, physical configurations and software enhancements.
The Company also offers products known as wavelength selective switches, or WSS. In long-haul and metro networks, each fiber may carry 50 to 100 different high-speed optical channels, each with its own specific optical wavelength. WSS are switches that are used to dynamically switch network traffic from one optical fiber to multiple other fibers without first converting the optical signal to an electronic signal. The wavelength selective feature means the WSS enable any wavelength or combination of wavelengths to be switched from the input fiber to the output fibers. WSS products are sometimes combined with other components and sold as linecards that plug into a system chassis referred to as a Reconfigurable Optical Add-Drop Multiplexer (ROADM).

Component Products: The Company manufactures a number of active and passive optical components including vertical cavity surface emitting lasers (VCSELs), Fabry-Perot, (FP) lasers, distributed feedback (DFB) lasers, tunable lasers, positive intrinsic negative (PIN), detectors, fused fiber couplers, isolators, filters, polarization beam combiners, interleavers, splitters and amplifiers. Most of these optical components are used internally in the manufacture of the Company’s optical subsystems. Some of these components are also sold in the so-called “merchant market” to other subsystems manufacturers.
Covered Products: This report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of the product; (ii) that were manufactured, or contracted to be manufactured, by the Company and (iii) for which the manufacture was completed during calendar year 2015. These products, which are referred to in this Report collectively as “Covered Products” consist of all of the Company’s subsystem products and component products.
Manufacturing and Supply Chain
We manufacture most of our optical subsystems at our production facilities in Ipoh, Malaysia and Wuxi, China. We manufacture short wavelength parallel optical transceiver products and certain passive optical components used in our long wavelength transceiver products, as well as ROADM linecards products and WSS assemblies, at our facility in Shanghai, China. We also manufacture WSS products at our facility near Sydney, Australia. We conduct a substantial portion of our new product introduction activities at our Sunnyvale, California, Horsham, Pennsylvania, and Sydney, Australia facilities. We also conduct a portion of our new product introduction operations at our Ipoh and Shanghai facilities. We conduct wafer fabrication operations for the manufacture of VCSELs used in short wavelength transceiver products at our facility in Allen, Texas. We conduct wafer fabrication operations for the manufacture of long wavelength FP and DFB lasers at our facility in Fremont, California. We conduct wafer fabrication operations for the manufacturing of tunable lasers and photonic integrated circuits (PICs), in our facility in Järfälla, Sweden. We use contract manufacturers for a portion of our manufacturing needs, primarily printed circuit board assemblies.
Supply chain management is coordinated from our Sunnyvale, California facility and our international purchasing office in Shenzhen, China. Our supply chain is complex. The majority of the commercially available off-the-shelf components used in our products are purchased through distributors. As such, Finisar may not have a direct relationship with the supplier(s). Our component suppliers and their respective sub-tier suppliers are principally responsible for the procurement of the raw materials used in the manufacture of the components used in our Covered Products. Raw materials purchased by our direct and indirect suppliers contain minerals, including Conflict Minerals, obtained from smelters or refiners that, in turn, source those minerals from brokers and/or traders who procure minerals from various countries. Because we do not purchase materials directly from these smelters and refiners, we have relied on our suppliers, and on information available from industry sources, for purposes of this Report.
Reasonable Country of Origin Inquiry
Since 2011, Finisar has conducted an annual good faith Reasonable Country of Origin Inquiry (RCOI) regarding the Conflict Minerals used in, or in connection with, the production of the Covered Products. The RCOI was designed to determine whether any Conflict Minerals originated in the Covered Countries and whether any Conflict Minerals may have come from recycled or scrap sources. Our inquiry uses the Conflict Free Smelter Initiative’s (CFSI, www.conflictfreesourcing.org ) Conflict Minerals Reporting Template (CMRT) for gathering data from our suppliers.
Finisar’s supply chain data consistently shows that approximately 90% of our supply chain spend is with our top 100 suppliers. Accordingly, in 2011 our top 100 Suppliers were established as the starting point for the scope of our RCOI. Expanding the survey effort to cover 100% of spend would increase the scope to approximately 900 suppliers. In subsequent years, the scope was adjusted to include the top 100, as well as those suppliers who had previously been surveyed, but had fallen out of the top 100. Suppliers were removed from the RCOI if they ceased operations, were purchased by another organization, or if the level of Finisar’s business with them fell to a point there was no value in keeping the supplier in the survey Additionally, a few of the top 100 rankings are occupied by component distributors. As a result, Finisar has expanded the RCOI to include those suppliers whose components were purchased through a distributor listed in the top 100.
Despite year-over-year improvements in supply chain transparency and RCOI data quality, we do not have complete information regarding the potential presence of conflict minerals across or supply chain. In 2015, as in prior years, most suppliers (126 of 204, 61%) provided company-level conflict minerals reports, rather than division, or product-level reports. These company-level reports do not identify which smelters specifically are used in the sourcing for the specific products supplied to Finisar. Therefore, Finisar reports all smelters, as being potentially in our supply chain, with any minerals originating in the conflict region as potentially supplied to Finisar. The results of our RCOI, program metrics, and due diligence efforts consider these limitations. By utilizing a company-level CMRT whenever possible, our conflict minerals reporting addresses the compliance status of our supply chain, even as the specific components sourced from each supplier may change throughout the year.
For 2015, our fourth year of RCOI, the survey covered 204 active Finisar suppliers. Those 204 suppliers revealed the following in response to Question 2 from the CMRT Declaration, (“Is Tin, Tungsten, Tantalum, or Gold intentionally added to your product?”):

•	144 of our suppliers confirmed the use of gold, tin, tantalum, or tungsten in the products supplied to Finisar;

•	51 of our suppliers reported that the products supplied to Finisar do not include any gold, tin, tantalum, or tungsten;

•	9 of our suppliers provided no data as to whether the products supplied to Finisar include gold, tin, tantalum, or tungsten
Table 1, below, summarizes our suppliers’ responses to Question 6 from the CMRT Declaration, (“Have you identified all of the smelters supplying gold, tin, tantalum, or tungsten to your supply chain?”)

Table 1: Percentage of Supplier Reporting 100% of Smelters Identified
Mineral	Identified 100%		Identified <100%		Other*
Gold	101	50%	39	19%	64	31%
Tin	86	42%	41	20%	77	38%
Tungsten	50	24%	32	16%	122	60%
Tantalum	50	24%	31	15%	123	60%
*Other includes "not answered" and "not applicable"
In total, our suppliers identified 269 legitimate smelters by CFSI identification number (CID) who reported ore country of origin locations in 39 countries. The geographic profile based on the smelter data, shows that only 2% of the tantalum and less than 1% of the gold smelters identified by Finisar suppliers are located in Africa, including Covered Countries and non-covered countries – specifically Rwanda and South Africa. Our suppliers reported no tin or tungsten smelters in Africa. Tables 2 and 3 below summarize the findings from our RCOI for 2015, based on unique CID:

Table 2: Percent Compliant per Mineral				Table 3: Smelter Status as per CFSI Members' Access Database
Mineral	Compliant	Not yet Compliant	Percent Compliant	Smelter Status, 01-Apr-2016	Qty	Pctg
Gold	78	38	67%	Compliant	207	77%
Tin	58	14	81%	On the CFSP Active List	26	10%
Tungsten	28	10	74%	In Communication with CFSP	13	5%
Tantalum	43	0	100%	Outreach Needed to join CFSP	14	5%
Total	207	62	77%	Refused to Participate in CFSP	9	3%
				Total	229
At the end of CY2014, in an effort to drive improvement through the supply chain, we established internal goals for improving the “percent compliant” position of each mineral, with the aim of encouraging more smelters to achieve CFSI compliance, and for our supply chain to source more material from CFSI-compliant smelters. The CY2015 goals were met or exceeded for Tin, Tungsten, and Tantalum. The improvements targeted for percent-compliant gold refiners were not achieved. One significant challenge regarding gold has been the reluctance, or outright refusal, by several Chinese smelters, to engage with CFSP.

Table 4: Percent Compliant Smelter – 2015 Goals and Results
Mineral	CY2014 Results	CY2015 Internal Goal	CY2015 Results	CY2015 Goal Achieved
Gold	68%	75%	67%	No
Tin	50%	55%	81%	Yes
Tungsten	45%	55%	74%	Yes
Tantalum	97%	100%	100%	Yes
Due Diligence Process
On the basis of the findings in our RCOI, we conducted a broader due diligence investigation regarding the source and chain of custody of the Conflict Minerals used in the Covered Products. The Company’s due diligence measures have been designed to conform to the framework in the Organization of Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”). The OECD Guidance specifies a five-step framework for risk-based due diligence for responsible supply chains of minerals sourced from conflict-affected and high-risk areas.
Step 1: Establish Strong Company Management Systems.
The first step in the OECD framework is to establish strong internal systems, including record-keeping and chain of custody tracking and/or traceability systems. To implement Step 1, we have taken the following actions:

•
In April 2011, we adopted our Conflict Minerals policy, which was revised in 2012, 2014 and 2016. The current policy statement is posted on our website (www.finisar.com ). The October 2014 revision clarified our corporate policy to not purchase from known conflict sources, and our expectation that our suppliers abide by the same standard. Further, this policy established the corporate goal to purchase from only responsible, conflict-free sources, as validated by the Conflict Free Sourcing Initiative (the "CFSI");

•
We established a cross-functional Conflict Minerals Working Group under the direction of our Global Quality System Manager and including representatives of our Legal, Finance, Global Supply Chain, and Internal Audit Departments. This group reports its activities to our executive management at quarterly-scheduled meetings and bi-annually to the Audit Committee of our Board of Directors;

•
We adopted our Conflict Minerals Due Diligence and Reporting procedure in 2013 to receive inquiries and grievances regarding our conflict minerals programs and practices. This procedure was refined in February, 2014 to define the requirements regarding follow-up investigations after the report of alleged suspect conflict sources, and in October 2014 to incorporate best-practices identified from the September 2014 CFSI member workshop;

•
We communicated the Company Policy to our direct suppliers and requested that they conduct their own RCOI and return a completed CFSI Conflict Minerals Reporting Template. In 2014, we added the topic of Conflict Minerals to our Supplier Assessment process in our supply chain to better understand and assess our suppliers’ RCOI and due diligence efforts regarding Conflict Minerals.

Step 2: Identify and Assess Risk in the Supply Chain.
The second step in the OECD framework requires an assessment of conflict-related risks in the supply chain. To implement Step 2, we have taken the following actions:

•
Following the process designed in 2012, we compiled a list of our top 100 suppliers based on FY15-Q3 spend data. Each of these suppliers received a request for a current assessment using the CMRT to report the down-stream smelters and refiners for tin, tungsten, tantalum, and/or gold. Suppliers with incomplete survey responses in 2014 were automatically included in the 2015 survey. Suppliers, were sent follow-up inquiries if survey answers were inconsistent or incomplete, or if the accompanying smelter list required review and clarification;

•	The supplier responses for smelter and mine data were de-duplicated to develop a single smelter list. We used our suppliers’ responses to identify smelters, refiners and country of origin data;

•
We followed the guidelines established by the Conflict-Free Sourcing Initiative (www.conflictfreesourcing.org), and referenced the CFSI master smelter database to confirm compliance status for each smelter reported from our supply chain. This database is queried periodically to update smelter status for follow-up reports and due diligence efforts; and,

•
We established a follow up investigation procedure to respond to customers’ or other interested parties’ inquiries regarding potential suspect suppliers. If we become aware of concerns about suspect mineral sourcing, we require the supplier purchasing from the suspect source to investigate and conduct traceability of materials, implement corrective actions if necessary, and provide assurance of a conflict-free supply chain.

Step 3: Design and Implement a Strategy to Respond to Identified Risks.
The third step in the OECD framework is the development of a strategy to mitigate and regularly monitor risks in the supply chain. To implement Step 3, we have taken the following actions:

•
We have developed procedures for sending supply-chain inquiries to our top 100 suppliers on an annual basis, reviewing their responses, consolidating the information in a central database, and conducting follow-up inquiries and/or action items to address any incomplete or inconsistent responses;

•
We continue to follow and consult the EICC guidelines, CFSI, and other industry-sponsored programs, events, and best practices. In September 2014, Finisar became a member of CFSI in order to leverage the research and data analysis available to member companies as part of our Conflict Free RCOI and due diligence efforts. Additionally we began participating in an informal working group comprised of several similarly situated Silicon Valley companies. The aim of this group is to share insights and best practices regarding RCOI, data management, and due diligence efforts around issues of supply chain transparency and ethical sourcing, including conflict minerals;

•	We report information on the sources and chain of custody of Conflict Minerals used in our products to our executive management and the Audit Committee of our Board of Directors;

•
We require our suppliers to conduct investigations of any smelters identified as high-risk and work with our suppliers to address compliance issues and to transition their processing to CFSP compliant smelters; and

•	We will take appropriate action, including the discontinuation of the supply relationships, when we determine that our suppliers are not adhering to the Company Policy.
Step 4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence.
The fourth step in the OECD framework is to obtain audits of due diligence practices employed by smelters and refiners supplying minerals from conflict-affected and high-risk areas. Because we do not source Conflict Minerals directly from smelters or other processing facilities, we rely on third parties, including the CFSP, to coordinate and conduct third-party audits of these facilities. We rely upon the published results of these third-party audits to validate the responsible sourcing practices of the smelters and other processing facilities in our supply chain.
Step 5: Report on Supply Chain Due Diligence.
The fifth step in the OECD framework requires companies to publicly report on their supply chain due diligence policies and practices. To implement Step 5, have taken or intend to take the following actions:

•	We will file an annual report with the Securities and Exchange Commission (SEC) on Form SD, together with any required Conflict Minerals Report and report of independent private sector auditor;

•	We will make all such SEC reports available on our website;

•	We will provide our CFSI Conflict Minerals Reporting template to customers and other qualified interested parties upon request.
Additionally, we may refer to our conflict minerals program, as appropriate, in other public statements reports filed with the SEC.

Conflict Minerals Smelters and Refiners
Based on the CY2015 information reported by our direct suppliers, the top five smelter locations by country, consolidated for all four minerals, were China (33%), Japan (13%), Indonesia (13%), United States (7%), and South Korea (5%).

Table 5: Geographic Profile of Smelter Locations
	Americas	Europe	Asia / Pacific	Africa
Gold	14%	16%	68%	<1%
Tin	11%	10%	74%	0%
Tungsten	20%	6%	73%	0%
Tantalum	21%	16%	59%	4%
Country of Origin of Conflict Materials in the Covered Products
Based on the information provided by our suppliers, and otherwise obtained to date through the due diligence process described above, we have reason to believe that some of the Conflict Minerals necessary to the functionality or production of the Covered Products originated from the following Covered Countries: the Democratic Republic of the Congo, Burundi, and Rwanda. Although at this time we cannot give any firm assurance, based on the findings from our RCOI, Finisar is not aware of any of its products containing Conflict Minerals whose mining, smelting, or refining has benefited armed conflict and other human rights or environmental abuses in any of the Covered Countries.
Further Steps in Our Due Diligence Process
For 2016, the Company plans to take the following steps, among others, to improve its due diligence process and to further mitigate the risk that the Conflict Minerals necessary to the functionality or production of the Covered Products benefits armed conflict and other human rights or environmental abuses in any of the Covered Countries:

•
We will continue to engage with our direct suppliers and, in partnership with those suppliers, engage with their supply chain, smelters and processing facilities, to obtain current, accurate and complete information regarding our Conflict Mineral sources;

•
We will continue to encourage our direct suppliers to adhere to Finisar’s Ethical Souring and Conflict Minerals Policy, to refine their own due diligence program, and to encourage smelters in the supply chain to obtain a “conflict-free” designation from an independent, third-party audit program;

•
We will advise our suppliers that we intend to cease doing business with suppliers who continue to source Conflict Minerals from smelters that are not confirmed as “conflict-free” or actively engaged with CFSP, with a clear roadmap and timeline to become compliant; and,

•
For CY2016, we will continue our annual survey of all active suppliers surveyed in a prior year and the current year’s top 100 suppliers, based on the framework described in Step 2. This survey will leverage the recently updated CMRT version 4.10 and its updated smelter identification look-up tables. Additional due diligence inquiries will be based on a supplier’s answers to survey questions, and the smelters / countries named in their declaration; and,

•
Our on-going follow-up efforts will continue toward on improving the “percent compliant” position for each of the four minerals (see Table 4, above). Our CY2016 goals for each mineral are: Tantalum = 100%, Tin ≥ 85%, Tungsten ≥ 80%, and Gold ≥ 75%, sourcing from compliant smelters.

Exhibit 1.02 - List of Smelters -- Consolidated Results from 2015 Survey Responses

Metal	Smelter Name	Country	Smelter ID	CFSI Status, 20-May-16
Gold	Advanced Chemical Company	United States	CID000015	2-On CFSP Active List
Gold	Aida Chemical Industries Co., Ltd.	Japan	CID000019	1-CFSI Compliant
Gold	Allgemeine Gold-und Silberscheideanstalt A.G.	Germany	CID000035	1-CFSI Compliant
Gold	Almalyk Mining and Metallurgical Complex	Uzbekistan	CID000041	2-On CFSP Active List
Gold	AngloGold Ashanti Córrego do Sítio Mineração	Brazil	CID000058	1-CFSI Compliant
Gold	Argor-Heraeus SA	Switzerland	CID000077	1-CFSI Compliant
Gold	Asahi Pretec Corporation	Japan	CID000082	1-CFSI Compliant
Gold	Asahi Refining Canada Limited	Canada	CID000924	1-CFSI Compliant
Gold	Asahi Refining USA Inc.	United States	CID000920	1-CFSI Compliant
Gold	Asaka Riken Co., Ltd.	Japan	CID000090	1-CFSI Compliant
Gold	Atasay Kuyumculuk Sanayi Ve Ticaret A.S.	Turkey	CID000103	5-Outreach Required
Gold	Aurubis AG	Germany	CID000113	1-CFSI Compliant
Gold	Bangko Sentral ng Pilipinas (Central Bank of the Philippines)	Philippines	CID000128	1-CFSI Compliant
Gold	Boliden AB	Sweden	CID000157	1-CFSI Compliant
Gold	C. Hafner GmbH + Co. KG	Germany	CID000176	1-CFSI Compliant
Gold	Caridad	Mexico	CID000180	3-In Communication
Gold	CCR Refinery - Glencore Canada Corporation	Canada	CID000185	1-CFSI Compliant
Gold	Cendres + Métaux SA	Switzerland	CID000189	2-On CFSP Active List
Gold	Chimet S.p.A.	Italy	CID000233	1-CFSI Compliant
Gold	Chugai Mining	Japan	CID000264	3-In Communication
Gold	Daejin Indus Co., Ltd.	Korea, Republic Of	CID000328	2-On CFSP Active List
Gold	Daye Non-Ferrous Metals Mining Ltd.	China	CID000343	3-In Communication
Gold	DODUCO GmbH	Germany	CID000362	1-CFSI Compliant
Gold	Dowa	Japan	CID000401	1-CFSI Compliant
Gold	DSC (Do Sung Corporation)	Korea, Republic Of	CID000359	2-On CFSP Active List
Gold	Eco-System Recycling Co., Ltd.	Japan	CID000425	1-CFSI Compliant
Gold	Elemetal Refining, LLC	United States	CID001322	1-CFSI Compliant
Gold	Faggi Enrico S.p.A.	Italy	CID002355	2-On CFSP Active List
Gold	Gansu Seemine Material Hi-Tech Co., Ltd.	China	CID000522	5-Outreach Required
Gold	Geib Refining Corporation	United States	CID002459	2-On CFSP Active List
Gold	Great Wall Precious Metals Co., Ltd. of CBPM	China	CID001909	5-Outreach Required
Gold	Guangdong Jinding Gold Limited	China	CID002312	5-Outreach Required
Gold	Guoda Safina High-Tech Environmental Refinery	China	CID000651	6-Refused to Participate
Gold	Hangzhou Fuchunjiang Smelting Co., Ltd.	China	CID000671	6-Refused to Participate
Gold	Heimerle + Meule GmbH	Germany	CID000694	1-CFSI Compliant
Gold	Heraeus Ltd. Hong Kong	China	CID000707	1-CFSI Compliant
Gold	Heraeus Precious Metals GmbH & Co. KG	Germany	CID000711	1-CFSI Compliant
Gold	Hunan Chenzhou Mining Co., Ltd.	China	CID000767	6-Refused to Participate
Gold	Hwasung CJ Co., Ltd.	Korea, Republic Of	CID000778	3-In Communication
Gold	Inner Mongolia Qiankun Gold and Silver Refinery Share Company Limited	China	CID000801	1-CFSI Compliant
Gold	Ishifuku Metal Industry Co., Ltd.	Japan	CID000807	1-CFSI Compliant
Gold	Istanbul Gold Refinery	Turkey	CID000814	1-CFSI Compliant
Gold	Japan Mint	Japan	CID000823	1-CFSI Compliant
Gold	Jiangxi Copper Company Limited	China	CID000855	1-CFSI Compliant
Gold	JSC Ekaterinburg Non-Ferrous Metal Processing	Russian Federation	CID000927	1-CFSI Compliant
Gold	JSC Uralelectromed	Russian Federation	CID000929	1-CFSI Compliant
Gold	JX Nippon Mining & Metals Co., Ltd.	Japan	CID000937	1-CFSI Compliant
Gold	Kazakhmys Smelting LLC	Kazakhstan	CID000956	3-In Communication
Gold	Kazzinc	Kazakhstan	CID000957	1-CFSI Compliant
Gold	Kennecott Utah Copper LLC	United States	CID000969	1-CFSI Compliant

Metal	Smelter Name	Country	Smelter ID	CFSI Status, 20-May-16
Gold	KGHM Polska Miedž Spółka Akcyjna	Poland	CID002511	2-On CFSP Active List
Gold	Kojima Chemicals Co., Ltd.	Japan	CID000981	1-CFSI Compliant
Gold	Kyrgyzaltyn JSC	Kyrgyzstan	CID001029	5-Outreach Required
Gold	L' azurde Company For Jewelry	Saudi Arabia	CID001032	5-Outreach Required
Gold	Lingbao Gold Company Limited	China	CID001056	6-Refused to Participate
Gold	Lingbao Jinyuan Tonghui Refinery Co., Ltd.	China	CID001058	6-Refused to Participate
Gold	LS-NIKKO Copper Inc.	Korea, Republic Of	CID001078	1-CFSI Compliant
Gold	Luoyang Zijin Yinhui Gold Refinery Co., Ltd.	China	CID001093	6-Refused to Participate
Gold	Materion	United States	CID001113	1-CFSI Compliant
Gold	Matsuda Sangyo Co., Ltd.	Japan	CID001119	1-CFSI Compliant
Gold	Metalor Technologies (Hong Kong) Ltd.	China	CID001149	1-CFSI Compliant
Gold	Metalor Technologies (Singapore) Pte., Ltd.	Singapore	CID001152	1-CFSI Compliant
Gold	Metalor Technologies (Suzhou) Ltd.	China	CID001147	2-On CFSP Active List
Gold	Metalor Technologies SA	Switzerland	CID001153	1-CFSI Compliant
Gold	Metalor USA Refining Corporation	United States	CID001157	1-CFSI Compliant
Gold	Metalúrgica Met-Mex Peñoles, S.A. De C.V	Mexico	CID001161	1-CFSI Compliant
Gold	Mitsubishi Materials Corporation	Japan	CID001188	1-CFSI Compliant
Gold	Mitsui Mining and Smelting Co., Ltd.	Japan	CID001193	1-CFSI Compliant
Gold	MMTC-PAMP India Pvt., Ltd.	India	CID002509	1-CFSI Compliant
Gold	Morris and Watson	New Zealand	CID002282	5-Outreach Required
Gold	Moscow Special Alloys Processing Plant	Russian Federation	CID001204	1-CFSI Compliant
Gold	Nadir Metal Rafineri San. Ve Tic. A.Ş.	Turkey	CID001220	1-CFSI Compliant
Gold	Navoi Mining and Metallurgical Combinat	Uzbekistan	CID001236	2-On CFSP Active List
Gold	Nihon Material Co., Ltd.	Japan	CID001259	1-CFSI Compliant
Gold	Ögussa Österreichische Gold- und Silber-Scheideanstalt GmbH	Austria	CID002779	1-CFSI Compliant
Gold	Ohura Precious Metal Industry Co., Ltd.	Japan	CID001325	1-CFSI Compliant
Gold	OJSC "The Gulidov Krasnoyarsk Non-Ferrous Metals Plant" (OJSC Krastsvetmet)	Russian Federation	CID001326	1-CFSI Compliant
Gold	OJSC Novosibirsk Refinery	Russian Federation	CID000493	1-CFSI Compliant
Gold	PAMP SA	Switzerland	CID001352	1-CFSI Compliant
Gold	Penglai Penggang Gold Industry Co., Ltd.	China	CID001362	5-Outreach Required
Gold	Prioksky Plant of Non-Ferrous Metals	Russian Federation	CID001386	1-CFSI Compliant
Gold	PT Aneka Tambang (Persero) Tbk	Indonesia	CID001397	1-CFSI Compliant
Gold	PX Précinox SA	Switzerland	CID001498	1-CFSI Compliant
Gold	Rand Refinery (Pty) Ltd.	South Africa	CID001512	1-CFSI Compliant
Gold	Republic Metals Corporation	United States	CID002510	1-CFSI Compliant
Gold	Royal Canadian Mint	Canada	CID001534	1-CFSI Compliant
Gold	Sabin Metal Corp.	United States	CID001546	5-Outreach Required
Gold	Samduck Precious Metals	Korea, Republic Of	CID001555	2-On CFSP Active List
Gold	SAMWON Metals Corp.	Korea, Republic Of	CID001562	3-In Communication
Gold	SAXONIA Edelmetalle GmbH	Germany	CID002777	2-On CFSP Active List
Gold	Schone Edelmetaal B.V.	Netherlands	CID001573	1-CFSI Compliant
Gold	SEMPSA Joyería Platería SA	Spain	CID001585	1-CFSI Compliant
Gold	Shandong Tiancheng Biological Gold Industrial Co.	China	CID001619	6-Refused to Participate
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	China	CID001622	1-CFSI Compliant
Gold	Sichuan Tianze Precious Metals Co., Ltd.	China	CID001736	1-CFSI Compliant
Gold	Singway Technology Co., Ltd.	Taiwan	CID002516	1-CFSI Compliant
Gold	So Accurate Group, Inc.	United States	CID001754	5-Outreach Required
Gold	SOE Shyolkovsky Factory of Secondary Precious Metals	Russian Federation	CID001756	1-CFSI Compliant
Gold	Solar Applied Materials Technology Corp.	Taiwan	CID001761	1-CFSI Compliant
Gold	Sumitomo Metal Mining Co., Ltd.	Japan	CID001798	1-CFSI Compliant
Gold	Tanaka Kikinzoku Kogyo K.K.	Japan	CID001875	1-CFSI Compliant

Metal	Smelter Name	Country	Smelter ID	CFSI Status, 20-May-16
Gold	The Refinery of Shandong Gold Mining Co., Ltd.	China	CID001916	1-CFSI Compliant
Gold	Tokuriki Honten Co., Ltd.	Japan	CID001938	1-CFSI Compliant
Gold	Tongling Nonferrous Metals Group Co., Ltd.	China	CID001947	6-Refused to Participate
Gold	Torecom	Korea, Republic Of	CID001955	2-On CFSP Active List
Gold	Umicore Brasil Ltda.	Brazil	CID001977	1-CFSI Compliant
Gold	Umicore Precious Metals Thailand	Thailand	CID002314	1-CFSI Compliant
Gold	Umicore SA Business Unit Precious Metals Refining	Belgium	CID001980	1-CFSI Compliant
Gold	United Precious Metal Refining, Inc.	United States	CID001993	1-CFSI Compliant
Gold	Valcambi SA	Switzerland	CID002003	1-CFSI Compliant
Gold	Western Australian Mint trading as The Perth Mint	Australia	CID002030	1-CFSI Compliant
Gold	Yamamoto Precious Metal Co., Ltd.	Japan	CID002100	1-CFSI Compliant
Gold	Yokohama Metal Co., Ltd.	Japan	CID002129	1-CFSI Compliant
Gold	Yunnan Copper Industry Co., Ltd.	China	CID000197	5-Outreach Required
Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corp.	China	CID002224	1-CFSI Compliant
Gold	Zijin Mining Group Co., Ltd. Gold Refinery	China	CID002243	1-CFSI Compliant
Tantalum	Changsha South Tantalum Niobium Co., Ltd.	China	CID000211	1-CFSI Compliant
Tantalum	Conghua Tantalum and Niobium Smeltry	China	CID000291	1-CFSI Compliant
Tantalum	D Block Metals, LLC	United States	CID002504	1-CFSI Compliant
Tantalum	Duoluoshan	China	CID000410	1-CFSI Compliant
Tantalum	Exotech Inc.	United States	CID000456	1-CFSI Compliant
Tantalum	F&X Electro-Materials Ltd.	China	CID000460	1-CFSI Compliant
Tantalum	FIR Metals & Resource Ltd.	China	CID002505	1-CFSI Compliant
Tantalum	Global Advanced Metals Aizu	Japan	CID002558	1-CFSI Compliant
Tantalum	Global Advanced Metals Boyertown	United States	CID002557	1-CFSI Compliant
Tantalum	Guangdong Zhiyuan New Material Co., Ltd.	China	CID000616	1-CFSI Compliant
Tantalum	H.C. Starck Co., Ltd.	Thailand	CID002544	1-CFSI Compliant
Tantalum	H.C. Starck GmbH Goslar	Germany	CID002545	1-CFSI Compliant
Tantalum	H.C. Starck GmbH Laufenburg	Germany	CID002546	1-CFSI Compliant
Tantalum	H.C. Starck Hermsdorf GmbH	Germany	CID002547	1-CFSI Compliant
Tantalum	H.C. Starck Inc.	United States	CID002548	1-CFSI Compliant
Tantalum	H.C. Starck Ltd.	Japan	CID002549	1-CFSI Compliant
Tantalum	H.C. Starck Smelting GmbH & Co.KG	Germany	CID002550	1-CFSI Compliant
Tantalum	Hengyang King Xing Lifeng New Materials Co., Ltd.	China	CID002492	1-CFSI Compliant
Tantalum	Hi-Temp Specialty Metals, Inc.	United States	CID000731	1-CFSI Compliant
Tantalum	Jiangxi Dinghai Tantalum & Niobium Co., Ltd.	China	CID002512	1-CFSI Compliant
Tantalum	JiuJiang JinXin Nonferrous Metals Co., Ltd.	China	CID000914	1-CFSI Compliant
Tantalum	Jiujiang Tanbre Co., Ltd.	China	CID000917	1-CFSI Compliant
Tantalum	Jiujiang Zhongao Tantalum & Niobium Co., Ltd.	China	CID002506	1-CFSI Compliant
Tantalum	KEMET Blue Metals	Mexico	CID002539	1-CFSI Compliant
Tantalum	KEMET Blue Powder	United States	CID002568	1-CFSI Compliant
Tantalum	King-Tan Tantalum Industry Ltd.	China	CID000973	1-CFSI Compliant
Tantalum	LSM Brasil S.A.	Brazil	CID001076	1-CFSI Compliant
Tantalum	Metallurgical Products India Pvt., Ltd.	India	CID001163	1-CFSI Compliant
Tantalum	Mineração Taboca S.A.	Brazil	CID001175	1-CFSI Compliant
Tantalum	Mitsui Mining & Smelting	Japan	CID001192	1-CFSI Compliant
Tantalum	Molycorp Silmet A.S.	Estonia	CID001200	1-CFSI Compliant
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	China	CID001277	1-CFSI Compliant
Tantalum	Plansee SE Liezen	Austria	CID002540	1-CFSI Compliant
Tantalum	Plansee SE Reutte	Austria	CID002556	1-CFSI Compliant
Tantalum	QuantumClean	United States	CID001508	1-CFSI Compliant
Tantalum	RFH Tantalum Smeltry Co., Ltd.	China	CID001522	1-CFSI Compliant
Tantalum	Solikamsk Magnesium Works OAO	Russian Federation	CID001769	1-CFSI Compliant
Tantalum	Taki Chemicals	Japan	CID001869	1-CFSI Compliant

Metal	Smelter Name	Country	Smelter ID	CFSI Status, 20-May-16
Tantalum	Telex Metals	United States	CID001891	1-CFSI Compliant
Tantalum	Ulba Metallurgical Plant JSC	Kazakhstan	CID001969	1-CFSI Compliant
Tantalum	XinXing HaoRong Electronic Material Co.	China	CID002508	1-CFSI Compliant
Tantalum	Yichun Jin Yang Rare Metal Co., Ltd.	China	CID002307	1-CFSI Compliant
Tantalum	Zhuzhou Cemented Carbide	China	CID002232	1-CFSI Compliant
Tin	Alpha	United States	CID000292	1-CFSI Compliant
Tin	An Vinh Joint Stock Mineral Processing Company	Viet Nam	CID002703	2-On CFSP Active List
Tin	China Tin Group Co., Ltd.	China	CID001070	1-CFSI Compliant
Tin	CNMC (Guangxi) PGMA Co., Ltd.	China	CID000278	5-Outreach Required
Tin	Cooperativa Metalurgica de Rondônia Ltda.	Brazil	CID000295	1-CFSI Compliant
Tin	CV Ayi Jaya	Indonesia	CID002570	1-CFSI Compliant
Tin	CV Gita Pesona	Indonesia	CID000306	1-CFSI Compliant
Tin	CV Serumpun Sebalai	Indonesia	CID000313	1-CFSI Compliant
Tin	CV United Smelting	Indonesia	CID000315	1-CFSI Compliant
Tin	CV Venus Inti Perkasa	Indonesia	CID002455	1-CFSI Compliant
Tin	Dowa	Japan	CID000402	1-CFSI Compliant
Tin	Electro-Mechanical Facility of the Cao Bang Minerals & Metallurgy Joint Stock Company	Viet Nam	CID002572	2-On CFSP Active List
Tin	Elmet S.L.U. (Metallo Group)	Spain	CID002774	1-CFSI Compliant
Tin	EM Vinto	Bolivia	CID000438	1-CFSI Compliant
Tin	Estanho de Rondônia S.A.	Brazil	CID000448	3-In Communication
Tin	Fenix Metals	Poland	CID000468	1-CFSI Compliant
Tin	Gejiu Kai Meng Industry and Trade LLC	China	CID000942	2-On CFSP Active List
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	China	CID000538	1-CFSI Compliant
Tin	Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.	China	CID001908	2-On CFSP Active List
Tin	Gejiu Zili Mining And Metallurgy Co., Ltd.	China	CID000555	3-In Communication
Tin	Huichang Jinshunda Tin Co., Ltd.	China	CID000760	6-Refused to Participate
Tin	Jiangxi Ketai Advanced Material Co., Ltd.	China	CID000244	1-CFSI Compliant
Tin	Magnu's Minerais Metais e Ligas Ltda.	Brazil	CID002468	1-CFSI Compliant
Tin	Malaysia Smelting Corporation (MSC)	Malaysia	CID001105	1-CFSI Compliant
Tin	Melt Metais e Ligas S/A	Brazil	CID002500	1-CFSI Compliant
Tin	Metallic Resources, Inc.	United States	CID001142	1-CFSI Compliant
Tin	Metallo-Chimique N.V.	Belgium	CID002773	1-CFSI Compliant
Tin	Mineração Taboca S.A.	Brazil	CID001173	1-CFSI Compliant
Tin	Minsur	Peru	CID001182	1-CFSI Compliant
Tin	Mitsubishi Materials Corporation	Japan	CID001191	1-CFSI Compliant
Tin	Nankang Nanshan Tin Manufactory Co., Ltd.	China	CID001231	5-Outreach Required
Tin	Nghe Tinh Non-Ferrous Metals Joint Stock Company	Viet Nam	CID002573	2-On CFSP Active List
Tin	O.M. Manufacturing (Thailand) Co., Ltd.	Thailand	CID001314	1-CFSI Compliant
Tin	O.M. Manufacturing Philippines, Inc.	Philippines	CID002517	1-CFSI Compliant
Tin	Operaciones Metalurgical S.A.	Bolivia	CID001337	1-CFSI Compliant
Tin	Phoenix Metal Ltd.	Rwanda	CID002507	2-On CFSP Active List
Tin	PT Aries Kencana Sejahtera	Indonesia	CID000309	1-CFSI Compliant
Tin	PT Artha Cipta Langgeng	Indonesia	CID001399	1-CFSI Compliant
Tin	PT ATD Makmur Mandiri Jaya	Indonesia	CID002503	1-CFSI Compliant
Tin	PT Babel Inti Perkasa	Indonesia	CID001402	1-CFSI Compliant
Tin	PT Bangka Prima Tin	Indonesia	CID002776	1-CFSI Compliant
Tin	PT Bangka Tin Industry	Indonesia	CID001419	1-CFSI Compliant
Tin	PT Belitung Industri Sejahtera	Indonesia	CID001421	1-CFSI Compliant
Tin	PT BilliTin Makmur Lestari	Indonesia	CID001424	1-CFSI Compliant
Tin	PT Bukit Timah	Indonesia	CID001428	1-CFSI Compliant
Tin	PT Cipta Persada Mulia	Indonesia	CID002696	1-CFSI Compliant
Tin	PT DS Jaya Abadi	Indonesia	CID001434	1-CFSI Compliant

Metal	Smelter Name	Country	Smelter ID	CFSI Status, 20-May-16
Tin	PT Eunindo Usaha Mandiri	Indonesia	CID001438	1-CFSI Compliant
Tin	PT Inti Stania Prima	Indonesia	CID002530	1-CFSI Compliant
Tin	PT Justindo	Indonesia	CID000307	1-CFSI Compliant
Tin	PT Mitra Stania Prima	Indonesia	CID001453	1-CFSI Compliant
Tin	PT Panca Mega Persada	Indonesia	CID001457	1-CFSI Compliant
Tin	PT Prima Timah Utama	Indonesia	CID001458	1-CFSI Compliant
Tin	PT Refined Bangka Tin	Indonesia	CID001460	1-CFSI Compliant
Tin	PT Sariwiguna Binasentosa	Indonesia	CID001463	1-CFSI Compliant
Tin	PT Stanindo Inti Perkasa	Indonesia	CID001468	1-CFSI Compliant
Tin	PT Sumber Jaya Indah	Indonesia	CID001471	1-CFSI Compliant
Tin	PT Timah (Persero) Tbk Kundur	Indonesia	CID001477	1-CFSI Compliant
Tin	PT Timah (Persero) Tbk Mentok	Indonesia	CID001482	1-CFSI Compliant
Tin	PT Tinindo Inter Nusa	Indonesia	CID001490	1-CFSI Compliant
Tin	PT Tirus Putra Mandiri	Indonesia	CID002478	5-Outreach Required
Tin	PT Tommy Utama	Indonesia	CID001493	1-CFSI Compliant
Tin	PT Wahana Perkit Jaya	Indonesia	CID002479	1-CFSI Compliant
Tin	Resind Indústria e Comércio Ltda.	Brazil	CID002706	1-CFSI Compliant
Tin	Rui Da Hung	Taiwan	CID001539	1-CFSI Compliant
Tin	Soft Metais Ltda.	Brazil	CID001758	1-CFSI Compliant
Tin	Thaisarco	Thailand	CID001898	1-CFSI Compliant
Tin	Tuyen Quang Non-Ferrous Metals Joint Stock Co.	Viet Nam	CID002574	2-On CFSP Active List
Tin	VQB Mineral and Trading Group JSC	Viet Nam	CID002015	1-CFSI Compliant
Tin	White Solder Metalurgia e Mineração Ltda.	Brazil	CID002036	1-CFSI Compliant
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China	CID002158	2-On CFSP Active List
Tin	Yunnan Tin Group (Holding) Company Limited	China	CID002180	1-CFSI Compliant
Tungsten	A.L.M.T. Tungsten Corp.	Japan	CID000004	1-CFSI Compliant
Tungsten	Asia Tungsten Products Vietnam Ltd.	Viet Nam	CID002502	1-CFSI Compliant
Tungsten	Chenzhou Diamond Tungsten Products Co., Ltd.	China	CID002513	1-CFSI Compliant
Tungsten	Chongyi Zhangyuan Tungsten Co., Ltd.	China	CID000258	1-CFSI Compliant
Tungsten	Dayu Weiliang Tungsten Co., Ltd.	China	CID000345	4-TI-CMC Member
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	China	CID000499	1-CFSI Compliant
Tungsten	Ganxian Shirui New Material Co., Ltd.	China	CID002531	3-In Communication
Tungsten	Ganzhou Huaxing Tungsten Products Co., Ltd.	China	CID000875	1-CFSI Compliant
Tungsten	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	China	CID002315	1-CFSI Compliant
Tungsten	Ganzhou Non-ferrous Metals Smelting Co., Ltd.	China	CID000868	4-TI-CMC Member
Tungsten	Ganzhou Seadragon W & Mo Co., Ltd.	China	CID002494	1-CFSI Compliant
Tungsten	Global Tungsten & Powders Corp.	United States	CID000568	1-CFSI Compliant
Tungsten	Guangdong Xianglu Tungsten Co., Ltd.	China	CID000218	1-CFSI Compliant
Tungsten	H.C. Starck GmbH	Germany	CID002541	1-CFSI Compliant
Tungsten	H.C. Starck Smelting GmbH & Co.KG	Germany	CID002542	1-CFSI Compliant
Tungsten	Hunan Chenzhou Mining Co., Ltd.	China	CID000766	1-CFSI Compliant
Tungsten	Hunan Chuangda Vanadium Tungsten Co., Ltd. Wuji	China	CID002579	1-CFSI Compliant
Tungsten	Hunan Chunchang Nonferrous Metals Co., Ltd.	China	CID000769	1-CFSI Compliant
Tungsten	Hydrometallurg, JSC	Russian Federation	CID002649	1-CFSI Compliant
Tungsten	Japan New Metals Co., Ltd.	Japan	CID000825	1-CFSI Compliant
Tungsten	Jiangwu H.C. Starck Tungsten Products Co., Ltd.	China	CID002551	2-On CFSP Active List
Tungsten	Jiangxi Gan Bei Tungsten Co., Ltd.	China	CID002321	1-CFSI Compliant
Tungsten	Jiangxi Minmetals Gao'an Non-ferrous Metals Co.	China	CID002313	3-In Communication
Tungsten	Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.	China	CID002318	2-On CFSP Active List
Tungsten	Jiangxi Xinsheng Tungsten Industry Co., Ltd.	China	CID002317	2-On CFSP Active List
Tungsten	Jiangxi Yaosheng Tungsten Co., Ltd.	China	CID002316	2-On CFSP Active List
Tungsten	Kennametal Fallon	United States	CID000966	2-On CFSP Active List

Metal	Smelter Name	Country	Smelter ID	CFSI Status, 20-May-16
Tungsten	Kennametal Huntsville	United States	CID000105	1-CFSI Compliant
Tungsten	Malipo Haiyu Tungsten Co., Ltd.	China	CID002319	1-CFSI Compliant
Tungsten	Niagara Refining LLC	United States	CID002589	1-CFSI Compliant
Tungsten	Nui Phao H.C. Starck Tungsten Chemicals Manufacturing LLC	Viet Nam	CID002543	1-CFSI Compliant
Tungsten	Pobedit, JSC	Russian Federation	CID002532	4-TI-CMC Member
Tungsten	Tejing (Vietnam) Tungsten Co., Ltd.	Viet Nam	CID001889	1-CFSI Compliant
Tungsten	Vietnam Youngsun Tungsten Industry Co., Ltd.	Viet Nam	CID002011	1-CFSI Compliant
Tungsten	Wolfram Bergbau und Hütten AG	Austria	CID002044	1-CFSI Compliant
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	China	CID002320	1-CFSI Compliant
Tungsten	Xiamen Tungsten Co., Ltd.	China	CID002082	1-CFSI Compliant
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	China	CID002095	1-CFSI Compliant